SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Result of AGM dated 03 May 2024

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2024 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 3 May 2024.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2023	136,281,568	99.98	27,282	0.02	136,308,850	83.63%	439,016
2	Directors' Remuneration Report 2023	129,044,097	94.49	7,530,850	5.51	136,574,947	83.80%	172,918
3	Declaration of final dividend	136,706,169	100.00	6,344	0.00	136,712,513	83.88%	35,353
4(a)	Election of Sir Ron Kalifa as a Director	136,673,004	99.98	23,668	0.02	136,696,672	83.87%	51,194
4(b)	Election of Angie Risley as a Director	135,163,072	98.88	1,536,480	1.12	136,699,552	83.87%	48,314
4(c)	Re-election of Graham Allan as a Director	136,014,341	99.50	683,895	0.50	136,698,236	83.87%	49,630
4(d)	Re-election of Daniela Barone Soares as a Director	136,553,716	99.89	144,246	0.11	136,697,962	83.87%	49,904
4(e)	Re-election of Arthur de Haast as a Director	136,556,109	99.90	141,259	0.10	136,697,368	83.87%	50,498
4(f)	Re-election of Duriya Farooqui as a Director	136,536,268	99.89	144,526	0.11	136,680,794	83.86%	67,072
4(g)	Re-election of Michael Glover as a Director	136,647,453	99.96	49,312	0.04	136,696,765	83.87%	51,101
4(h)	Re-election of Byron Grote as a Director	132,796,002	97.14	3,903,026	2.86	136,699,028	83.87%	48,836
4(i)	Re-election of Elie Maalouf as a Director	136,681,236	99.99	16,875	0.01	136,698,111	83.87%	49,755
4(j)	Re-election of Deanna Oppenheimer as a Director	136,413,474	99.79	285,872	0.21	136,699,346	83.87%	48,520
4(k)	Re-election of Sharon Rothstein as a Director	136,556,846	99.90	142,421	0.10	136,699,267	83.87%	48,599
5	Reappointment of Auditor	136,274,747	99.69	424,920	0.31	136,699,667	83.87%	48,199
6	Remuneration of Auditor	136,686,978	99.99	16,942	0.01	136,703,920	83.88%	43,946
7	Political Donations	133,314,012	97.88	2,891,711	2.12	136,205,723	83.57%	542,143
8	Allotment of Shares	130,149,864	95.21	6,546,061	4.79	136,695,925	83.87%	51,940
9	Disapplication of pre-emption rights	122,026,456	89.28	14,655,679	10.72	136,682,135	83.86%	65,730
10	Further disapplication of pre-emption rights	116,719,244	85.54	19,730,160	14.46	136,449,404	83.72%	298,460
11	Authority to purchase own shares	136,169,904	99.62	524,923	0.38	136,694,827	83.87%	53,038
12	Notice of General Meetings	130,677,169	95.59	6,024,654	4.41	136,701,823	83.88%	46,042
13	Adoption of new Articles of Association	135,000,634	98.78	1,669,407	1.22	136,670,041	83.86%	77,824

Notes:

1.   The 'For' vote includes those giving the Chair discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 9 to 13 are special resolutions.

4.   IHG's total issued share capital consists of 169,929,605 ordinary shares of 20 340/399 pence each, of which 7,006,782 ordinary shares are held in treasury. The total number of voting rights in the Company is 162,922,823.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has more than 6,300 open hotels in over 100 countries, and a development pipeline of over 2,000 properties.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	03 May 2024